AllianceBernstein Income Fund NSAR July 27, 2010

811-05207


Question 77C Matters submitted to a vote of security holders


The Annual Meeting of Stockholders of AllianceBernstein Income Fund, Inc. (the Fund) was held on March 31, 2010. A description of the proposal and number of shares voted at the Meeting are as follows:


Voted For	Authority Withheld
To elect three Directors for a term of three years and until his successor is duly elected and qualifies.

Class One (term expires 2013)
John H. Dobkin			198,020,120	11,135,504
Michael J. Downey		198,086,566	11,069,058
Nancy P. Jacklin		198,107,166	11,048,458